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                                                                EXHIBIT 99.8(a)

                                                                News Release

[LEAR CORPORATION LOGO]

                    LEAR CORPORATION AND MASLAND CORPORATION
                     ENTER INTO DEFINITIVE MERGER AGREEMENT

        SOUTHFIELD, Mich., May 24 /PRNewswire/ -- Lear Corporation (NYSE: LEA) and Masland Corporation (Nasdaq: MSLD) announced today that they have entered into a definitive merger agreement. The agreement calls for Lear, the world's largest independent supplier of automotive interior systems, to acquire
Masland Corporation, a leading supplier in North America of automotive floor systems, acoustical products and luggage compartment trim. The combination will significantly enhance Lear's leadership in providing total interiors for its customers.
        Under the merger agreement, PA Acquisition Corp., a wholly-owned subsidiary of Lear, will promptly commence a cash tender offer for all of the outstanding shares of Masland Corporation common stock for $26.00 per share.
Any shares not purchased in the tender offer will be acquired for the same price in cash in a second-step merger. Masland Corporation has approximately 14.8 million shares outstanding on a fully diluted basis.
        Commenting on the acquisition, Kenneth L. Way, Chairman and CEO of Lear Corporation stated, "With the addition of Masland Corporation, we will significantly enhance our position as the leading one-stop supplier to the $39 billion global interior systems market. Masland's culture--which is characterized by its high quality workforce and technological expertise in floor and acoustic systems, is an excellent fit with Lear. This acquisition demonstrates the importance of our strategic acquisition program and clearly solidifies Lear's position as the premier automotive interior supplier in the world."
        Way continued, "Lear's market leadership, experience and established relationships with the world's automotive manufacturers should allow us to expand the penetration of Masland's product lines into new world-wide markets. The combination of Lear and Masland fits with our strategic focus of delivering fully integrated interior systems."
        William Branch, Chairman of Masland Corporation stated, "After an extensive evaluation of the current consolidation and globalization of the automotive industry and review of strategic options available to Masland, we concluded that a merger with Lear represents a very fair return to our stockholders and the best opportunity for individual growth and security for our associates, and we believe will be roundly applauded by our customers." Frank Preston, President and CEO of Masland Corporation added, "Lear and
Masland each have excellent reputations for delivering high-quality, low-cost automotive interior systems. Together, we will be the premier automotive supplier powerhouse--a company of nearly 40,000 employees who are able to provide world class total interior systems to our customers."
        The Boards of Directors of both companies have given approval to the acquisition. Consummation of the acquisition is contingent upon the tender of the majority of Masland Corporation outstanding shares, the expiration or termination of any applicable waiting periods under the federal Hart-Scott-Rodino Antitrust Improvements Act, the obtaining by Lear of approval from its bank group to utilize its current $1.475 billion credit facility to fund the acquisition, and other customary conditions. Lear is also considering other long-term financing alternatives.
        Masland Corporation, through its operating subsidiary Masland Industries, Inc., is a leading designer and manufacturer of interior systems and components, including floor and acoustic systems to the North American automotive industry. Additionally, the company supplies interior and other automotive products in the United Kingdom through a joint venture. Masland Corporation had revenues and operating income of approximately $497 million and $47 million, respectively in 1995. The company's products are manufactured by over 3,200 employees in 15 facilities located in 4 countries.
        A Fortune 500 Company, Lear Corporation is the world's largest independent supplier of automotive interior systems, with 1995 sales of $4.7 billion. In 1995, Lear was the third largest independent automotive supplier in North America and the tenth largest in the world. The company's world-class products are manufactured by more than 35,000 employees in 107 facilities located in 18 countries.
        Information about Lear and its products is available on the Internet at http://www.lear.com.
        -0-                     5/24/96
        /CONTACT: Analysts: Jonathan Peisner, 810-746-1624, or Media: Leslie Touma, 810-746-1678, both of Lear; or Daniel Perkins of Masland, 717-258-7244/
        /Lear's press releases available through Company News On-Call by fax, 800-758-5804, extension 518304, or http://www.prnewswire.com/(LEA MSLD)

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